Filed Pursuant To Rule 433

Registration No. 333-180974

February 18, 2014

Gold Demand Trends

Full year 2013

February 2014

2013 proved to be the year of the consumer, with gold jewellery demand close to pre-crisis levels and investment in small bars and coins hitting a record high. The result was annual gold demand of 3,756.1 tonnes, valued at US$170bn. However, outweighing the impressive consumer demand were the effects of ETF outflows and lower central bank buying, resulting in 2013 demand 15% below the strong volumes recorded in 2012. Read more…

Gold demand by category (tonnes) and the gold price (US$/oz)

Source: LBMA, Thomson Reuters GFMS, World Gold Council

www.gold.org

Contributors

Louise Street

louise.street@gold.org

Krishan Gopaul

krishan.gopaul@gold.org

Alistair Hewitt

alistair.hewitt@gold.org

Marcus Grubb

Managing Director,

Investment Strategy marcus.grubb@gold.org

Executive summary

The gold market became polarised in 2013 as 21% growth in demand from consumers and value-seeking investors contrasted with large-scale outflows from ETFs. The net result was a 15% decline in full-year gold demand in a year where jewellery, bar and coin demand reached an all-time high. Chinese consumers set a new annual record, while India was resilient in the face of import restrictions. The sharp fall in the gold price in the second quarter elicited a strong and swift response from consumers in Asia and the Middle East, an effect that extended out to western markets in the final quarter of the year.

Table 1: 2013 gold demand overview

	Tonnes				US$mn
	2012	2013*	5-year average	2013 vs 2012 % change	2012	2013*	5-year average	2013 vs 2012 % change
Jewellery	1,896.1	2,209.5	1,983.3	17	101,745	100,248	87,617	-1
Technology	407.5	404.8	427.8	-1	21,864	18,365	18,836	-16
Investment	1,568.1	773.3	1,410.5	-51	84,144	35,085	62,462	-58
Total bar and coin demand	1,289.0	1,654.1	1,292.8	28	69,169	75,049	58,686	9
ETFs and similar products	279.1	-880.8	117.7	—	14,975	-39,964	3,776	—
Central bank net purchases	544.1	368.6	282.6	-32	29,193	16,724	14,198	-43
Gold demand	4,415.8	3,756.1	4,104.3	-15	236,946	170,422	183,113	-28

*	Provisional.

Source: LBMA, Thomson Reuters GFMS, World Gold Council

Q4 saw a similar pattern to much of 2013, with demand down 29% compared with the near-record Q4 in 2012. Annual gold supply contracted by 2% for the second year running, as a drop in recycling activity exceeded moderate growth in mine production.

The sharp drop in the gold price in the second quarter, and subsequent price weakness through the remainder of the year, had a marked impact on the value of gold demand in 2013.

The average annual gold price in a number of currencies – including the US dollar, euro, British pound and Chinese renminbi – was around 16% lower than 2012. However, a number of key markets, notably Japan, India, and Turkey, experienced markedly different price moves, due to sizeable currency depreciation (Chart 1).

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Gold Demand Trends  |  Full year 2013

Chart 1: Gold price in different currencies

•	The US dollar price declined by 27% during 2013 following the sharp Q2 declines.

•	However, prices in India, Japan and Turkey diverged considerably due to domestic currency weakness.

Source: LBMA, Thomson Reuters Datastream, World Gold Council

Let’s get physical: record breaking year for consumer demand

Consumers put on an impressive show of strength last year, generating a 21% increase in demand for jewellery, small bars and coins (collectively referred to as ‘consumer demand’) to a historic high of 3,863.5 tonnes (t). Much of the growth was concentrated in the first half of the year, unsurprisingly given the sharp declines in the price in April and June, which prompted a swift and strong reaction from consumers in the more price-sensitive markets such as India and China. The second half of the year saw this trend continue as the impact of lower prices was felt more globally, particularly in the jewellery sector.

No review of 2013 would be complete without a mention of the unprecedented flow of gold from western vaults to eastern markets, via refiners in North America, Switzerland, and Dubai.

As we have detailed previously, this flow was a function of large-scale selling of more tactical ETF positions among western investors as macro sentiment in the US improved. Gold flooding onto the market as a result was used to feed the voracious appetite for physical metal among consumers in India, China and numerous Asian and Middle Eastern markets. These shifts resulted in the shipment and transformation – on an epic scale – of 400oz London Good Delivery (LGD) bars into smaller denominations more suitable for consumers’ pockets.

ETFs generated further outflows in the fourth quarter, taking the total for the year to 880.8t. Three quarters of these outflows were absorbed by growth in annual consumer demand of 678.4t – the largest year-on-year increase since our records began and a demonstration of the strength of physical demand for jewellery, bars and coins.

02_03

Table 2: Annual and quarterly average price

	2012	2013	2013 vs 2012 % change	Q4’12	Q1’13	Q2’13	Q3’13	Q4’13	Q4’13 vs Q4’12 % change
US$/oz	1,669.0	1,411.2	-15.4	1,721.8	1,631.8	1,414.8	1,326.3	1,276.2	-26
/oz	1,298.7	1,063.8	-18.1	1,328.8	1,235.6	1,083.2	1,001.5	937.8	-29
£/oz	1,053.0	903.8	-14.2	1,072.6	1,051.6	921.4	855.5	789.2	-26
CHF/kg	50,323.7	42,090.3	-16.4	51,603.7	48,792.5	42,865.7	39,744.2	37,072.3	-28
¥/g	4,278.2	4,410.4	3.1	4,478.6	4,834.7	4,492.5	4,216.8	4,107.1	-8
Rs/10g	28,639.4	26,440.2	-7.7	29,964.7	28,420.8	25,381.0	26,503.5	25,452.4	-15
RMB/g	338.5	279.2	-17.5	345.7	326.5	280.0	261.2	250.0	-28
TL/g	96.6	86.0	-11.0	99.3	93.6	83.6	84.0	82.8	-17

Source: LBMA, Thomson Reuters Datastream, World Gold Council

China sets the pace…

Demand for gold in China set a remarkable new record of 1,065.8t, exceeding our expectations for the year. Previous issues of Gold Demand Trends have discussed the strength of the response among Chinese consumers to the price action in Q2, and it was that quarter which had the strongest impact on the annual demand numbers. While some slowdown naturally followed such a powerful surge, demand picked up again throughout the fourth quarter as attention turned to the Chinese New Year, a traditional occasion for gift-giving.

The impact on the Chinese gold industry of the extraordinary growth in 2013 demand has been marked, with significant growth in both manufacturing and retail network capacity.

Following the supply squeeze that hit the market in the middle of the year, with a massive drain of inventories mobilised to meet demand, there was a consensus that the supply chain must adapt to accommodate any future gold rush of similar magnitude. To that end, recent months have been characterised by a sizable build up of stocks along the pipeline, a factor that was magnified by the expansion of the pipeline itself.

Indications are that demand for consumer gold items has been healthy during the January Chinese New Year celebrations. However, price expectations have stabilised, with the result that Chinese demand will establish a steadier pace – in the short term at least.

Gold Demand Trends  |  Full year 2013

…while India hurdles import restrictions…

Indian consumers again expressed their strong affinity with gold in 2013: demand of 974.8t was the third highest annual volume. This was in spite of the government introducing a range of measures to limit demand. Higher import duties, strict import quotas and restrictions on gold-related lending and coin sales led to a contraction of supply to the domestic market as the government attempted to reduce the current account deficit.

In considering Indian demand over the course of the year, it is important to understand the impact of these particular dynamics on the domestic gold price. After dropping sharply in line with the international gold price in April, the Indian rupee price of gold soon decoupled from the US dollar price due to a combination of local currency weakness and demand/supply pressure. As supply restrictions took hold, premiums were pushed up, thereby inflating already high local prices (compared to the international price). Indian consumers therefore missed the opportunity to buy gold at lower levels during the second half of the year, unlike consumers in many other markets (Chart 2).

Official statistics1 show a 63% year-on-year decline in gold imports between July and October (latest data available), following the introduction of the government’s measures to limit gold imports. However, the Indian gold market is fed by a number of alternative sources, including recycled gold, domestic production and unofficial imports. As the underlying level of demand among Indian consumers remained robust, the sharp decline in the official import of gold into India led to an increasing amount of this demand being met by gold imported through unofficial channels. By its very nature, this element of the market is opaque and so difficult to quantify accurately. As a result, estimates of the extent of gold smuggling in India vary widely; market analysts have suggested it could have added between 20-30t per month, while the Indian Finance Minister is considerably more conservative, having been reported as saying it was between 1-3t per month in the second half of the year. In their Gold Survey 2013 Update 2, Thomson Reuters GFMS indicates annual flows in excess of 150t. However, our independent estimation, based on our own analysis of the market, is that these unofficial flows may be considerably higher. We have previously been on record with our estimate of between 150-200 for 2013, and we feel that the total for 2013 was closer to the top end of this range.

Chart 2: Chinese and Indian gold premiums (weekly)

•	High price premiums in China were a function of strong local demand combined with the supply squeeze as gold flowed from West to East…

•	…while import restrictions were the main cause of higher premiums in India.

Source: LBMA, Thomson Reuters, Bloomberg, World Gold Council

[1]	Indian Ministry of Commerce, GTIS.

04_05

There is optimism that the gold import measures are having the intended consequence of reducing the current account deficit in India. Nevertheless, import restrictions are likely to remain in place at least until the end of the first quarter of 2014 and perhaps beyond, keeping supply from this source constrained. Unofficial gold will undoubtedly continue to supplement official inflows, as latent demand among Indian consumers remains healthy. This has been confirmed by consumer research conducted on behalf of the World Gold Council, which shows that consumers in both India and China intend to spend either the same or more on gold jewellery over the next 12 months (Chart 3). The caveat with India would be that the first half of 2014 may not match the exceptional levels of demand seen in same period of 2013 (Chart 4).

…and the rest of the field join the competition in Q4

Although the focus for much of the year has been on eastern markets – in particular India and China – the fourth quarter was notable for an improvement in consumer demand in western markets, especially in the jewellery sector. Unlike the eastern markets, jewellery consumers in Europe and the US did not react immediately to the sharp Q2 price drop. This was primarily a function of the length of time it takes for lower international prices to feed through to the retail level, unlike in India and China where prices are adjusted on a daily basis to reflect changes in market rates. However, the sustained environment of lower prices, coupled with improving consumer sentiment and the onset of the main Q4 buying season resulted in a pick up across a number of western markets.

Chart 3: Compared to the last 12 months, do you think you will spend more, less or the same in the next 12 months on gold jewellery?

India

China

•	Consumers in India and China indicate a strong intention to purchase gold jewellery over the coming year.

Note: Survey of 2,002 Indian and Chinese consumers and their attitude towards gold conducted by the World Gold Council during January 2014. Totals may not sum to 100% due to rounding.

Source: World Gold Council

Gold Demand Trends  |  Full year 2013

A fourth consecutive quarter of year-on-year growth in jewellery demand in the US generated annual demand volumes close to levels last seen in 2010, and the first annual increase since 2001. Improving economic conditions were reflected in retail sales and a shift back towards higher carat items, particularly at the lower end of the scale. Annual imports of gold jewellery into the US increased for the first time since 2005, with significant volume increases in imports from India, China and Italy.

Also showing an encouraging improvement in jewellery demand was the UK market, where consumers displayed emphatic preference for higher carat items. Hallmarking statistics from the Birmingham Assay office (BAO) show an increase in the number of articles being submitted for hallmarking throughout the course of the year as the gold price fell. According to the BAO, “December… was particularly strong, up 30.9% …as the lower gold price fed through to the consumer.”

Chart 4: Consumer demand in tonnes for India, China and rest of world

•	The second half of the year in both India and China was noticeably slower than the exceptional first half.

•	The rest of the world saw more steady growth throughout 2013 and accounted for 52% of consumer demand in H2 compared with 44% in H1.

Source: Thomson Reuters GFMS, World Gold Council

06_07

Global gold market – 2013 review

Jewellery

2013 recorded the largest volume increase in annual jewellery demand since 1997 and marked a return to pre-crisis levels. Q4 saw a sixth consecutive quarter of year-on-year growth with demand of 553.8t, 12% above the five-year quarterly average.

The sector saw continuous growth throughout 2013, with the bulk of the increase coming in the first half of the year. We have discussed in the Executive Summary the pattern of eastern consumers responding swiftly to the sharp price falls, while the response from consumers in some western markets lagged by several months. During the second half of the year, the volume of demand increased by 66.8t (7%) from the same period of 2012 and it is interesting to note that the US and the UK generated a combined 14t of this growth. Although the fourth quarter is traditionally strongest in these markets, due to the Christmas effect, these numbers are significant given their size and direction – the first year-on-year increase in Q4 demand in both markets since 2001.

The US dollar value of annual jewellery demand fell from 2012’s record level (Chart 6) – unsurprisingly in the environment of significantly lower prices. However, the magnitude of that decline – of only 2% – clearly illustrates the strength of the consumer demand in volume terms. This is further reinforced by a consideration of demand values at the individual country level, as a number of markets generated higher – in many cases record – annual totals. New records were set in India (Rp1,620bn), China (RMB187bn) and Turkey (TL6.3bn), while Japan recorded the highest value since 2008 of ¥77.6bn.

A longer term perspective shows that an increasing share of global collective wealth has been allocated to gold jewellery since 2003 (with the exception of 2009, during the worst of the financial crisis). In 2013, gold jewellery value was almost 0.14% of global GDP compared with less than 0.08% ten years previously (Chart 5). Significantly, jewellery’s share of global GDP in 2013 was one fifth higher than 1997, which was the peak year for gold jewellery demand in tonnage (3,293.9t).

Chart 5: Jewellery value as a % share of global GDP

•	The growth in the value of gold demand has outpaced the growth of global GDP since 1997 – the peak year for volume demand.

Source: Thomson Reuters GFMS, IMF WEO

Gold Demand Trends  |  Full year 2013

A notable shift in 2013, on which we have reported in previous issues of Gold Demand Trends, was the increasing preference for higher carat jewellery. This trend became more entrenched as the year progressed, benefitting from the quasi-investment element to jewellery purchases, particularly as the upsurge in demand in Q2 and Q3 led to a shortage of retail investment products. In the US, where the top end segment has been relatively robust, this trend was more noticeable at the lower end of the market, with mass retail brands shifting away from ultra-low carat items to increase their stock of 14-carat jewellery.

Fourth quarter jewellery demand across eastern markets was likely tempered by the magnitude of buying in previous quarters, which on account of falling prices, had “cannibalised” a proportion of future demand. Additionally, expectations that prices had stabilised released the pressure on consumers who no longer felt they had to make purchases immediately to take advantage of lower prices.

Q4 jewellery demand in India was little changed from Q4 2012, the slight contraction being a function of supply disruptions. Local premiums rose sharply during the fourth quarter, to a high of around US$200/oz, before dropping back in the closing weeks of the year. The effect of lower prices clearly outweighed that of rising premiums as Diwali purchases were robust, generating the healthy Q4 number. However, the second half of the year was considerably weaker than the exceptional first half, equating to a robust full year total for the sector.

In the fourth quarter, a stabilisation of Chinese jewellery demand was the likely consequence of following three record quarters. The slowdown was reflected in local market premiums, which briefly dipped to a discount in mid-October as demand subsided before resuming again in earnest during November and December in preparation for the Chinese New Year festivities.

China’s pattern was replicated across the other Asian and Middle Eastern markets: the strength of demand in the preceding quarters, combined with a levelling of price expectations, caused demand to tail off in October before a fresh surge of growth in December. Although a similar pattern of demand was noted in Turkey, the factors driving demand in that market were slightly different. A strike at the mint between July and September led to a shortage of coins in the market, of which jewellery demand was the beneficiary. This had the effect of boosting the already seasonally strong third quarter numbers. However, the reverse effect was seen during the fourth quarter as the resumption of coin minting, once the strike had ended, saw consumers satisfy their demand for gold coins, to some degree at the expense of jewellery.

Chart 6: Annual jewellery demand in tonnes and value

•	Global demand is highest since the onset of the financial crisis in 2008.

•	Demand value marginally below 2012, despite significantly lower prices, indicates a larger spend on gold jewellery in 2013.

Source: LBMA, Thomson Reuters GFMS, World Gold Council

08_09

Japan proved to be the exception to the regional trend as growth in jewellery demand was concentrated in the second half of the year. This was partly a result of a more encouraging economic environment, with the consequent boost to consumer sentiment, and partly a function of the looming increase in domestic sales tax (from 5% to 8%), which takes effect from April this year. The prospect of the higher sales tax has encouraged consumers to make pre-emptive purchases, where possible, to avoid paying the higher rate.

As already discussed, demand among US and UK consumers accelerated in the latter months of the year, signalling something of a trend reversal with the first annual increases for 12 years. This trend was not reproduced in Italy however; demand here extended its long-term secular downtrend as consumer sentiment and disposable incomes were adversely affected by the uncertain economic and political environment. That being said, the rate of decline slowed markedly; the annual year-on-year contraction in jewellery demand was below 10% for the first time since 2006.

A fourth consecutive increase in annual Russian jewellery demand saw that market reach a five-year high, fuelled by continued expansion of the middle class. Demand here emulated the pattern in the US and UK, with growth being concentrated in the second half of the year. However, a slowdown in the pace of growth was symptomatic of both a deceleration in the domestic economy and depreciation of the rouble, which limited the impact of the decline in the international gold price.

Investment

The main feature of gold investment throughout 2013 was the contrast between ETFs, which acted as a source of supply to the market as sizable institutional positions were sold (-880.8t), and demand for bars and coins, which surged to an all-time high (1,654.1t). This pattern was repeated during the fourth quarter of the year, although the demand for small bars slowed following the exceptional pace of demand in the first three quarters. Notwithstanding the surge in bar and coin purchases, annual investment demand was down 50% in 2013.

The US economy and monetary policy stance continued to occupy the minds of professional investors, with a further 180.3t of gold flowing out of ETFs during the final quarter. However, the expectation is for this flow to taper off as the market is pared back to a core of strategic holdings following the liquidation of more tactical positions.

Adding the OTC investment and stock flows2 component into the picture for investment yields an investment total of 1,368.6t – 10% below that of 2012. The OTC number for the second half of 2013 reached levels that have rarely been seen (580.8t), a fact that warrants explanation. As we have already mentioned, flows of gold from west to east continued in the fourth quarter, albeit at a slower pace than had been seen previously in the year. Much of these Q4 flows were for the purpose of building and replenishing stocks across the supply chain in the Asian region following the inventory run down that occurred during the preceding quarters. Having been caught short of stock earlier in the year, banks, fabricators, wholesalers and retailers have been building up their stocks in order to avoid a repeat of this scenario. The discussion of Chinese demand in the Executive Summary, which explains this activity and the impact of increased capacity in the retail and manufacturing sectors (one estimate suggested up to 20% growth in Chinese manufacturing capacity), also applies to other Asian markets, further inflating these re-stocking flows.

2	OTC investment and stock flows encompasses the more opaque elements of the investment market as well as any stock changes that have yet to be identified and any statistical residual.

Gold Demand Trends  |  Full year 2013

Also incorporated within OTC investment and stock flows is demand for gold deposit accounts, which has increased particularly in countries such as Turkey and China. An additional element contributing to the number is gold used to back financial transactions, for example in China, where a number of new instruments (e.g. inter-bank swaps and ETFs) have been introduced.

The tremendous growth in vaulting capacity in China is also indicative of OTC investment and stock flows. The expansion of gold storage capacity both on the mainland and in Greater China, which has included the building of sizable new vaults, is in part a reflection of growing demand for gold which is not captured within the consumer categories of demand, some of which will be related to the pipeline stock build-up mentioned above. These flows of bullion above and beyond retail demand are therefore captured within the OTC figure.

Finally, this category will also capture any flows into the official sector, which are not publicly available and which may exceed allowances made for unreported purchases by central banks.

The nature of these various flows makes it impossible to accurately quantify the contribution made by each to the overall figure OTC figure. However, we can say with some confidence that they account for a substantial proportion of the total. This will likely be reflected in future revisions to the OTC category, as has been seen previously with a proportion of the Q1 – Q3 quarterly figures being reallocated chiefly to the bar and coin category of demand as stock changes and exceptional supply chain volumes worked themselves through the system.

Turning to the consumer side of the market, there was continued overlap between demand for small bars and coins and demand for high-carat jewellery, given the latter’s role as an investment proxy. This was particularly noticeable in markets such as China, India and the Middle East where higher purity jewellery is standard.

Chinese retail investment followed a similar pattern to jewellery demand, with momentum tailing off in the fourth quarter as demand was satiated by the earlier buying frenzy. However, interest was rekindled in December in the approach to Chinese New Year, reflected in a slight rise in local price premia.

Chart 7: Year-on-year change in bar and coin demand by country (tonnes)

•	Record bar and coin demand reflects widespread growth.

•	Europe is the outlier, although demand here remains well within its elevated post-crisis range.

Source: Thomson Reuters GFMS, World Gold Council

10_11

The fact that demand for gold bars and coins in India in 2013 almost equalled the 2011 record was fully due to the strength of demand in the first half of the year, in advance of the government’s import restrictions. High local prices and supply constraints prevented consumers from expressing their underlying demand for these products. However, anecdotal reports suggest that stocks of coins were withheld in the third quarter as government guidelines were interpreted as a ban on coin sales, before subsequently being released in October and November (coinciding with the Diwali festival) after the guidelines were clarified. High local premia enabled banks to sell these coins at discount.

Japan is particularly worthy of mention in the context of retail investment as net annual demand for these products was positive for the first time since 2005. After seven years of negative net investment demand (generating cumulative outflows of 266.1t) Japanese investors generated net positive investment demand for three consecutive quarters. This was confirmed by a report from Tanaka Kikinzoku – Japan’s largest bullion retailer – which stated that sales of gold bars had reached a five-year high of 37.3t. Inflation-hedging was a key driver of this upsurge as ‘Abenomics’ (the policies of PM Shinzo Abe) seemed to be stimulating domestic inflation. The weaker yen also underscored investment demand, as the local price recovered well from the lows hit mid-way through the year.

Among the other regional markets, record levels of investment demand were seen in Thailand and Indonesia, while Vietnam and South Korea posted strong growth rates. Common among these markets was the reaction to lower prices, particularly in the second quarter, which stimulated opportunistic buying. Domestic premiums in Vietnam remain stubbornly high at around US$200/oz, but investors nevertheless continue to prefer the inflation-hedging and wealth preservation properties of gold. The strength of demand in these markets is also, to some extent, a likely reflection of unofficial cross-border flows into India.

Although western investment demand did not react to the price drop with quite the same vigour as in the eastern markets, US bar and coin demand was an impressive 26% higher compared with 2012. Coin demand surged as the gold price fell during the first half. The US mint reported a 14% increase in annual sales of American Eagles by weight, with a 29% increase in the number of coins sold. This reflected the popularity of coins in the smaller denominations (quarter-oz and tenth-oz coins), which registered their highest annual sales since 1999 and the Y2K-related spike in demand.

In European markets, Germany was alone in seeing a rise in investment demand (Chart 7). The investor mindset in Germany is one of strong conviction in the need for an allocation to gold. Lower prices during the year provided the perfect opportunity to take such positions, with gift-giving motivations boosting the fourth quarter number. Investment demand for Europe as a whole was only 4% below year-earlier levels and remains within the higher range established in 2008 with the onset of the financial crisis.

Gold Demand Trends  |  Full year 2013

Central banks

Central banks made net purchases of 368.6t of gold in 2013, adding a further 61t in Q4 – the twelfth consecutive quarter of net central bank demand. The pace of purchases slowed towards the end of the year due to the heightened volatility of gold and a slower rate of foreign reserve accumulation. The annual total is in line with our widely discussed expectations and, although 32% lower than the previous year, is a healthy outcome – particularly in light of 2012 being the highest level of demand for almost 50 years (Chart 8).

Russia (77t), Kazakhstan (28t), Azerbaijan (20t) and Korea (20t) all saw significant increases in official reserves, while a number of other central banks made smaller purchases during the year (8t or less). The list of countries which saw a reduction in their reserves by the end of 2013 was lower by comparison, with reported net sales totalling around 10t for the year.

Aside from the 3.5t sale from Germany, which is related to its coin minting programme, there have been no further sales in what is the final year of the current Central Bank Gold Agreement (CBGA). In spite of the gold price action seen throughout 2013, there clearly remains little appetite from signatories to reduce their gold holdings any further.

Chart 8: Central bank net sales and purchases in tonnes

•	Central banks bought a healthy 369t in 2013, well in line with our forecast range.

•	The sector has been a source of net demand for four consecutive years and this is expected to continue into 2014.

Source: Thomson Reuters GFMS, World Gold Council

12_13

Technology

The volume of gold used in technology stabilised in 2013, at 404.8t and 407.5t in 2012, as the sector benefitted from a more buoyant global economic outlook and lower gold prices.

Two main factors were at play in the electronics segment in Q4 and through much of 2013. On one hand, improved consumer sentiment (due to economic growth and stability) stimulated the supply chain, generating a healthy rise in sales of finished goods. On the other hand, further declines in the production of gold bonding wire offset these gains.

According to recent data3 worldwide semiconductor sales reached a record US$305.6bn in 2013 following a fourth quarter in which sales grew 8% to US$79.9bn. This was driven by expanding demand for smartphones and tablets. Healthy gains were also seen in products using liquid-crystal display (LCD) panels. In other areas of semiconductor applications, the automobile industry continues to provide strong support, led by China and the US.

Demand for gold in other industrial and decorative (OID) uses grew slightly in 2013. Not surprisingly, given the price sensitive nature of this segment, Asian countries accounted for most of the rise, offsetting declines in some European markets. Lower rupee gold prices in Q4 spurred demand for jari and costume jewellery in India, while China also saw a moderate rise as the gold price dipped.

Gold used in dentistry continued its long term downtrend, although the pace of decline slowed in response to lower gold prices. Despite modest fourth quarter growth, 2013 as a whole saw a continuation of the long term trend away from gold to other cheaper alternatives (mainly cobalt:chrome, porcelain, and ceramics).

Supply

Continued shrinkage in recycling activity outweighed modest growth in mine production, which fed through to a decline in the overall supply of gold during 2013. Insignificant levels of producer de-hedging had a limited impact on the numbers.

The annual supply of recycled gold declined for the sixth consecutive year to the lowest level since 2008. The scale of decline was the same for industrialised markets as for developing countries, although the drivers of behaviour differed.

While price is not the only factor that determines the level of recycling, it is a key driver and its influence was clearly on display during 2013. The sharp Q2 fall in the price, and subsequent weakness, resulted in a considerable decline in recycling in most of these markets. The decline in India was more modest, not only due to a divergence in the local gold price from the US dollar price (surging to record levels in the third quarter) but also because the tightness of supply from the restrictions on gold imports meant that recycling was to some extent required to fill the gap. In consumer research conducted by the World Gold Council, the number of respondents confirming that they had sold gold in the past 12 months increased throughout the third and fourth quarters as import curbs pushed up the local price premium (Chart 9).

China was the outlier among the developing markets as recycling activity increased. As prices recovered from the June lows, consumers took the opportunity to take profits on some of their existing holdings. The surge in demand seen in 2013, with consumers making opportunistic purchases at lower prices, does increase the prospect of a resurgence in recycling should prices rebound with any conviction.

3	Semiconductor Industry Association (SIA) December 2013.

Gold Demand Trends  |  Full year 2013

Annual gold mine production grew by 154.4t (5%) in 2013, the bulk of which came through in the second half of the year. The fourth quarter saw a clear continuation of the trend that was in place throughout much of the year: new mines either coming on stream or building up to full capacity and growth in production of existing operations.

Production continued to ramp up at a number of new operations in Canada (Detour Lake and Canadian Malartic), which accounted for growth of almost 20% in supply from that market. In Indonesia, production at Grasberg continues to recover to more normal levels following the disruption of preceding years, resulting in growth in that market. China also made a significant positive contribution, due to an increase in output from the smelting industry. Indonesia, Australia, Russia and Brazil also featured on the list of countries adding to annual supply.

Among the countries seeing a reduction in supply, South Africa was the most prominent, although the pace of decline slowed as strike action proved less disruptive than in 2012. The US also generated lower levels of supply, chiefly as a result of lower grades.

Net producer hedging activity, the second component of total mine supply, again had a minimal impact on supply in 2013. De-hedging of existing positions amounted to just 50t, with little or no evidence to suggest that the lower price environment will encourage producers to embark on any notable hedging programmes. The fact that the outstanding global hedge book stands at below 100t, the lowest for over a decade, provides a further indication that hedging will contribute little to gold’s supply profile going forward.

Chart 9: Indian consumer survey: Have you sold any gold jewellery in the past 12 months?

•	Indian consumers are responsive to local price premiums as well as moves in the underlying gold price.

•	Recycled gold helped to fill the gap left by the sharp drop in official imports.

Note: Survey of 1,001 Indian consumers and their attitude towards gold conducted by the World Gold Council.

Source: Thomson Reuters, World Gold Council

14_15

Gold demand statistics

Table 3: Gold demand (tonnes)

											Q4’13
											vs
											Q4’12	4-quarter
	2012	2013[1]	Q1’12	Q2’12	Q3’12	Q4’12	Q1’13	Q2’13	Q3’13	Q4’13[1]	% chg	% chg[2]
Jewellery	1,896.1	2,209.5	490.4	420.6	461.7	523.4	554.8	602.8	498.0	553.8	6	17
Technology	407.5	404.8	106.0	103.2	102.3	96.0	102.5	103.2	102.8	96.2	0	-1
Electronics	284.5	282.4	73.8	71.4	72.3	67.0	72.1	71.9	72.0	66.5	-1	-1
Other industrial	84.4	85.0	22.2	21.9	20.6	19.7	21.7	22.2	21.1	20.1	2	1
Dentistry	38.6	37.3	10.0	9.9	9.4	9.3	8.8	9.1	9.8	9.7	4	-3
Investment	1,568.1	773.3	406.1	295.7	432.3	434.1	264.5	182.9	179.1	146.7	-66	-51
Total bar and coin demand	1,289.0	1,654.1	352.9	295.7	294.6	345.9	441.1	585.2	300.8	327.0	-5	28
Physical bar demand	962.7	1,266.9	271.2	217.4	215.7	258.3	330.2	449.9	239.4	247.4	-4	32
Official coin	213.0	283.4	55.1	55.4	49.2	53.3	80.1	97.0	45.5	60.8	14	33
Medals/imitation coin	113.4	103.8	26.5	22.8	29.7	34.3	30.8	38.4	16.0	18.8	-45	-8
ETFs and similar products[3]	279.1	-880.8	53.2	0.0	137.8	88.1	-176.5	-402.2	-121.8	-180.3	—	—
Central bank net purchases	544.1	368.6	117.8	163.5	112.3	150.4	129.1	82.4	96.2	61.0	-59	-32
Gold demand	4,415.8	3,756.1	1,120.3	983.0	1,108.7	1,203.8	1,050.9	971.3	876.1	857.8	-29	-15
London PM fix (US$/oz)	1,669.0	1,411.2	1,690.6	1,609.5	1,652.0	1,721.8	1,631.8	1,414.8	1,326.3	1,276.2	-26	-15

1	Provisional.
2	Percentage change, 12 months ended December 2013 vs 12 months ended December 2012.
3	For a listing of the Exchange Traded Funds and similar products, please see the Notes and definitions.

Source: LBMA, Thomson Reuters GFMS, World Gold Council

Table 4: Gold demand (US$mn)

											Q4’13
											vs
											Q4’12	4-quarter
	2012	2013[1]	Q1’12	Q2’12	Q3’12	Q4’12	Q1’13	Q2’13	Q3’13	Q4’13[1]	% chg	% chg[2]
Jewellery	101,745	100,248	26,657	21,767	24,521	28,972	29,108	27,419	21,236	22,724	-22	-1
Technology	21,864	18,365	5,759	5,339	5,435	5,316	5,379	4,694	4,385	3,948	-26	-16
Electronics	15,265	12,813	4,012	3,692	3,842	3,709	3,781	3,270	3,069	2,727	-26	-16
Other industrial	4,530	3,858	1,204	1,135	1,095	1,092	1,138	1,010	899	823	-25	-14
Dentistry	2,069	1,694	543	512	498	515	460	414	417	398	-23	-18
Investment	84,144	35,085	22,071	15,300	22,962	24,028	13,877	8,321	7,636	6,021	-75	-57
Total bar and coin demand	69,169	75,049	19,179	15,301	15,646	19,149	23,139	26,618	12,827	13,417	-30	10
Physical bar demand	51,655	57,483	14,742	11,251	11,455	14,300	17,323	20,462	10,207	10,153	-29	12
Official coin	11,428	12,857	2,995	2,869	2,611	2,948	4,202	4,411	1,940	2,495	-15	14
Medals/imitation coin	6,086	4,709	1,442	1,180	1,579	1,901	1,614	1,745	681	770	-60	-21
ETFs and similar products[3]	14,975	-39,964	2,892	-1	7,317	4,879	-9,261	-18,297	-5,192	-7,396	—	—
Central bank net purchases	29,193	16,724	6,404	8,462	5,967	8,323	6,771	3,747	4,101	2,503	-70	-41
Gold demand	236,946	170,422	60,892	50,867	58,885	66,639	55,134	44,181	37,358	35,195	-47	-28

1	Provisional.
2	Percentage change, 12 months ended December 2013 vs 12 months ended December 2012.
3	For a listing of the Exchange Traded Funds and similar products, please see the Notes and definitions.

Source: LBMA, Thomson Reuters GFMS, World Gold Council

Gold Demand Trends  |  Full year 2013

Table 5: Total investment demand (tonnes except where specified)

	2012	2013[1]	Q1’12	Q2’12	Q3’12	Q4’12	Q1’13	Q2’13	Q3’13	Q4’13[1]	Q4’13 vs Q4’12 % chg	4-quarter % chg[2]
Investment	1,568.1	773.3	406.1	295.7	432.3	434.1	264.5	182.9	179.1	146.7	-66	-51
Total bar and coin demand	1,289.0	1,654.1	352.9	295.7	294.6	345.9	441.1	585.2	300.8	327.0	-5	28
Physical bar demand	962.7	1,266.9	271.2	217.4	215.7	258.3	330.2	449.9	239.4	247.4	-4	32
Official coin	213.0	283.4	55.1	55.4	49.2	53.3	80.1	97.0	45.5	60.8	14	33
Medals/imitation coin	113.4	103.8	26.5	22.8	29.7	34.3	30.8	38.4	16.0	18.8	-45	-8
ETFs and similar products[3]	279.1	-880.8	53.2	0.0	137.8	88.1	-176.5	-402.2	-121.8	-180.3	—	—
OTC investment and stock flows[4]	-55.2	595.4	-89.6	90.5	25.6	-81.6	3.0	11.6	263.5	317.2	—	—

Total investment	1,513.0	1,368.6	316.4	386.2	457.9	352.4	267.6	194.5	442.6	464.0	32	-10

Total investment US$mn	81,184	62,098	17,198	19,985	24,320	19,510	14,037	8,847	18,873	19,037	-2	-25

1	Provisional.
2	Percentage change, 12 months ended December 2013 vs 12 months ended December 2012.
3	For a listing of the Exchange Traded Funds and similar products, please see the Notes and definitions.
4	For an explanation of OTC investment and stock flows, please see the Notes and definitions.

Source: LBMA, Thomson Reuters GFMS, World Gold Council

Table 6: Gold supply and demand World Gold Council presentation

	2012	2013[1]	Q1’12	Q2’12	Q3’12	Q4’12	Q1’13	Q2’13	Q3’13	Q4’13[1]	Q4’13 vs Q4’12 % chg	4-quarter % chg[2]
Supply
Mine production	2,864.1	3,018.6	667.1	707.4	744.6	745.0	684.1	732.8	799.0	802.7	8	5
Net producer hedging	-39.7	-50.1	-1.3	-8.0	1.3	-31.7	-10.6	-15.1	-5.9	-18.5	—	—
Total mine supply	2,824.4	2,968.5	665.8	699.5	745.9	713.3	673.5	717.7	793.1	784.2	10	5
Recycled gold	1,590.8	1,371.4	382.8	389.0	433.3	385.7	361.7	301.3	369.0	339.4	-12	-14

Total supply	4,415.2	4,339.9	1,048.5	1,088.5	1,179.2	1,099.0	1,035.2	1,019.0	1,162.0	1,123.6	2	-2

Demand
Fabrication
Jewellery[3]	1,950.7	2,197.9	508.3	435.5	506.6	500.2	536.1	638.9	520.4	502.4	0	13
Technology	407.5	404.8	106.0	103.2	102.3	96.0	102.5	103.2	102.8	96.2	0	-1
Sub-total above fabrication	2,358.2	2,602.6	614.3	538.7	609.0	596.2	638.6	742.1	623.3	598.7	0	10
Total bar and coin demand	1,289.0	1,654.1	352.9	295.7	294.6	345.9	441.1	585.2	300.8	327.0	-5	28
ETFs and similar	279.1	-880.8	53.2	0.0	137.8	88.1	-176.5	-402.2	-121.8	-180.3	—	—
Central bank net purchases[4]	544.1	368.6	117.8	163.5	112.3	150.4	129.1	82.4	96.2	61.0	-59	-32
Gold demand	4,470.4	3,744.5	1,138.2	997.9	1,153.6	1,180.6	1,032.2	1,007.4	898.5	806.4	-32	-16
OTC investment and stock flows[5]	-55.2	595.4	-89.6	90.5	25.6	-81.6	3.0	11.6	263.5	317.2	—	—

Total demand	4,415.2	4,339.9	1,048.5	1,088.5	1,179.2	1,099.0	1,035.2	1,019.0	1,162.0	1,123.6	2	-2

London PM fix (US$/oz)	1,669.0	1,411.2	1,690.6	1,609.5	1,652.0	1,721.8	1,631.8	1,414.8	1,326.3	1,276.2	-26	-15

1	Provisional.
2	Percentage change, 12 months ended December 2013 vs 12 months ended December 2012.
3	Jewellery fabrication. The quarterly data differ from those for jewellery consumption shown in Table 3. Fabrication is the first transformation of gold bullion into a semi-finished or finished product. Jewellery consumption is equal to fabrication plus/minus jewellery imports/exports plus/minus stocking/ de-stocking by distributors and manufacturers. On an annual basis, the consumption and fabrication data series will reconcile.
4	Excluding any delta hedging of central bank options.
5	For an explanation of OTC investment and stock flows, please see the Notes and definitions.

Source: LBMA, Thomson Reuters GFMS, World Gold Council. Data in the table are consistent with those published by Thomson Reuters GFMS in their Gold Survey but adapted to the World Gold Council’s presentation.

16_17

Table 7: Indian supply estimates

Figures in tonnes	Q4’12	Q1’13	Q2’13	Q3’13	Q4’13[1]	2013[1]
Supply
Net imports, available for domestic consumption	256	268	352	91	114	825
Domestic supply from recycled gold	24	21	10	53	17	101
Domestic supply from other sources[2]	3	2	2	2	2	7
Equals total supply[3]	283	291	364	145	133	934

1	Provisional.
2	Domestic supply from local mine production, recovery from imported copper concentrates and disinvestment.
3	This supply can be consumed across the three sectors – jewellery, investment and technology. Consequently, the total supply figure in the table will not add to jewellery plus investment demand for India.

Source: Thomson Reuters GFMS, World Gold Council

Table 8: Top 40 reported official gold holdings (as at December 2013)

		Tonnes	% of reserves
1	United States	8,133.5	70%
2	Germany	3,387.1	66%
3	IMF	2,814.0	—
4	Italy	2,451.8	65%
5	France	2,435.4	65%
6	China	1,054.1	1%
7	Switzerland	1,040.1	8%
8	Russia	1,035.2	8%
9	Japan	765.2	2%
10	Netherlands	612.5	51%
11	India	557.7	7%
12	Turkey	519.7	15%
13	ECB	502.1	26%
14	Taiwan	423.6	4%
15	Portugal	382.5	84%
16	Venezuela	367.6	72%
17	Saudi Arabia	322.9	2%
18	United Kingdom	310.3	12%
19	Lebanon	286.8	23%
20	Spain	281.6	23%

		Tonnes	% of reserves
21	Austria	280.0	47%
22	Belgium	227.4	33%
23	Philippines	193.2	9%
24	Algeria	173.6	3%
25	Thailand	152.4	4%
26	Kazakhstan	143.7	23%
27	Singapore	127.4	2%
28	Sweden	125.7	7%
29	South Africa	125.1	10%
30	Mexico	123.1	3%
31	Libya	116.6	4%
32	BIS	115.0	—
33	Greece	112.2	75%
34	Korea	104.4	1%
35	Romania	103.7	8%
36	Poland	102.9	4%
37	Australia	79.9	6%
38	Kuwait	79.0	9%
39	Indonesia	78.1	3%
40	Egypt	75.6	16%

For information on the methodology behind this data, as well as footnotes for specific countries, please see our table of Latest World Official Gold Reserves, at http://www.gold.org/government_affairs/gold_reserves/

Source: IMF IFS, World Gold Council

Gold Demand Trends  |  Full year 2013

Table 9: Consumer demand in selected countries: Q4’13 (tonnes)

	Q4’12			Q4’13*			Q4’13* vs Q4’12, % change
	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total
India	153.0	108.9	261.9	150.7	68.0	218.7	-2	-38	-16
Greater China	145.6	73.6	219.2	160.5	67.8	228.2	10	-8	4
China	137.0	71.2	208.2	150.7	65.1	215.8	10	-9	4
Hong Kong	6.7	0.5	7.2	7.9	0.6	8.4	17	24	18
Taiwan	1.9	2.0	3.9	1.9	2.1	4.0	2	5	4
Japan	3.8	-3.9	-0.1	4.2	0.8	5.0	11	—	—
Indonesia	6.5	4.9	11.4	8.4	4.5	12.9	28	-8	13
South Korea	2.1	0.5	2.6	2.0	1.6	3.5	-7	210	35
Thailand	0.3	15.1	15.4	0.4	20.0	20.4	17	32	32
Vietnam	2.0	16.3	18.3	2.2	18.2	20.4	9	12	11
Middle East	34.0	9.4	43.3	33.3	12.1	45.4	-2	29	5
Saudi Arabia	9.4	4.7	14.1	10.5	4.1	14.6	12	-13	4
Egypt	11.5	0.5	12.0	8.7	3.6	12.3	-25	567	2
UAE	9.4	3.5	12.8	9.9	3.5	13.4	6	1	5
Other Gulf	3.8	0.7	4.4	4.2	0.9	5.1	12	36	15
Turkey	6.5	6.8	13.3	7.0	26.3	33.3	8	289	151
Russia	19.9	—	19.9	21.2	—	21.2	6	—	6
USA	40.1	16.5	56.5	48.4	15.0	63.4	21	-9	12
Europe ex CIS	22.3	66.9	89.2	24.1	60.8	84.9	8	-9	-5
Italy	11.3	—	11.3	10.2	—	10.2	-10	—	-10
UK	11.0	—	11.0	13.9	—	13.9	26	—	26
France	—	0.9	0.9	—	0.9	0.9	—	-4	-4
Germany	—	26.1	26.1	—	27.4	27.4	—	5	5
Switzerland	—	19.1	19.1	—	13.8	13.8	—	-28	-28
Other Europe	—	20.8	20.8	—	18.8	18.8	—	-10	-10

Total above	436.1	314.9	751.0	462.1	295.1	757.3	6	-6	1

Other	87.3	31.0	118.3	91.7	31.9	123.6	5	3	5

World total	523.4	345.9	869.3	553.8	327.0	880.9	6	-5	1

*	Provisional.

Source: Thomson Reuters GFMS, World Gold Council

18_19

Table 10: Consumer demand in selected countries: Q4 2013 (value, US$mn)

	Q4’12			Q4’13*			Q4’13* vs Q4’12, % change
	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total
India	8,470	6,028	14,498	6,183	2,790	8,973	-27	-54	-38
Greater China	8,060	4,076	12,136	6,585	2,780	9,365	-18	-32	-23
China	7,584	3,940	11,524	6,183	2,671	8,854	-18	-32	-23
Hong Kong	371	25	396	322	23	345	-13	-8	-13
Taiwan	105	111	216	80	86	166	-24	-22	-23
Japan	210	-216	-6	172	33	205	-18	—	—
Indonesia	360	271	631	343	185	527	-5	-32	-16
South Korea	116	28	144	80	64	144	-31	130	0
Thailand	17	838	855	14	822	837	-14	-2	-2
Vietnam	111	902	1,014	90	747	837	-19	-17	-17
Middle East	1,882	518	2,399	1,365	496	1,861	-27	-4	-22
Saudi Arabia	518	260	778	431	168	599	-17	-35	-23
Egypt	637	30	666	355	148	503	-44	394	-25
UAE	519	191	710	406	144	550	-22	-25	-23
Other Gulf	209	37	245	173	37	210	-17	0	-15
Turkey	360	375	735	287	1,080	1,367	-20	188	86
Russia	1,102	—	1,102	868	—	868	-21	—	-21
USA	2,218	913	3,130	1,986	615	2,601	-10	-33	-17
Europe ex CIS	1,236	3,701	4,937	989	2,496	3,484	-20	-33	-29
Italy	626	—	626	419	—	419	-33	—	-33
UK	610	—	610	570	—	570	-7	—	-7
France	—	50	50	—	35	35	—	-29	-29
Germany	—	1,445	1,445	—	1,124	1,124	—	-22	-22
Switzerland	—	1,057	1,057	—	566	566	—	-46	-46
Other Europe	—	1,149	1,149	—	770	770	—	-33	-33

Total above	24,140	17,434	41,575	18,962	12,108	31,070	-21	-31	-25

Other	4,832	1,715	6,547	3,762	1,309	5,071	-22	-24	-23

World total	28,972	19,149	48,121	22,724	13,417	36,141	-22	-30	-25

*	Provisional.

Source: LBMA, Thomson Reuters GFMS, World Gold Council

Gold Demand Trends  |  Full year 2013

Table 11: Consumer demand in selected countries: four-quarter totals (tonnes)

	12 months ended Q4’12			12 months ended Q4’13*			Year on Year % change
	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total
India	552.0	312.2	864.2	612.7	362.1	974.8	11	16	13
Greater China	551.9	296.0	847.9	711.4	408.7	1,120.1	29	38	32
China	518.8	288.0	806.8	668.7	397.1	1,065.8	29	38	32
Hong Kong	26.3	2.0	28.2	35.3	2.8	38.1	34	41	35
Taiwan	6.9	6.0	12.9	7.5	8.8	16.2	9	46	26
Japan	16.7	-10.1	6.6	17.6	3.7	21.3	6	—	225
Indonesia	30.8	22.1	52.9	37.9	30.1	68.0	23	36	28
South Korea	10.1	2.7	12.8	9.7	7.8	17.5	-3	189	37
Thailand	3.0	78.1	81.1	3.5	136.6	140.1	17	75	73
Vietnam	11.4	65.4	76.8	11.9	80.3	92.2	4	23	20
Middle East	153.5	33.3	186.8	178.5	52.7	231.2	16	58	24
Saudi Arabia	47.1	16.3	63.4	55.0	17.2	72.2	17	6	14
Egypt	39.7	2.1	41.7	41.8	15.5	57.3	5	652	37
UAE	49.8	12.3	62.1	61.8	15.3	77.1	24	24	24
Other Gulf	16.9	2.7	19.6	19.9	4.8	24.6	18	75	26
Turkey	61.5	47.9	109.5	73.3	101.9	175.2	19	113	60
Russia	69.6	—	69.6	73.3	—	73.3	5	—	5
USA	108.4	53.4	161.8	122.8	67.5	190.3	13	26	18
Europe ex CIS	43.6	276.1	319.7	43.6	265.2	308.9	0	-4	-3
Italy	22.3	—	22.3	20.2	—	20.2	-9	—	-9
UK	21.4	—	21.4	23.4	—	23.4	10	—	10
France	—	2.9	2.9	—	1.9	1.9	—	-37	-37
Germany	—	109.7	109.7	—	121.0	121.0	—	10	10
Switzerland	—	80.5	80.5	—	65.1	65.1	—	-19	-19
Other Europe	—	82.9	82.9	—	77.3	77.3	—	-7	-7

Total above	1,612.4	1,177.1	2,789.6	1,896.2	1,516.6	3,412.8	18	29	22

Other	283.7	111.9	395.6	313.2	137.5	450.7	10	23	14

World total	1,896.1	1,289.0	3,185.2	2,209.5	1,654.1	3,863.5	17	28	21

*	Provisional.

Source: Thomson Reuters GFMS, World Gold Council

20_21

Table 12: Consumer demand in selected countries: four-quarter totals (value, US$mn)

	12 months ended Q4’12			12 months ended Q4’13*			Year on Year % change
	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total	Jewellery	Total bar and coin invest	Total
India	29,663	16,828	46,491	27,985	16,717	44,702	-6	-1	-4
Greater China	29,694	15,933	45,627	32,507	19,098	51,605	9	20	13
China	27,919	15,503	43,422	30,566	18,567	49,134	9	20	13
Hong Kong	1,407	107	1,514	1,597	127	1,724	13	19	14
Taiwan	368	323	692	344	403	747	-7	25	8
Japan	892	-552	340	799	143	942	-10	—	177
Indonesia	1,657	1,189	2,847	1,736	1,373	3,109	5	15	9
South Korea	540	145	685	452	351	803	-16	143	17
Thailand	162	4,197	4,359	167	6,331	6,499	4	51	49
Vietnam	610	3,510	4,120	554	3,606	4,160	-9	3	1
Middle East	8,222	1,792	10,014	8,189	2,368	10,557	0	32	5
Saudi Arabia	2,518	876	3,394	2,504	780	3,284	-1	-11	-3
Egypt	2,132	111	2,242	1,919	682	2,602	-10	517	16
UAE	2,669	659	3,327	2,864	690	3,555	7	5	7
Other Gulf	903	147	1,050	901	215	1,116	0	46	6
Turkey	3,276	2,556	5,832	3,350	4,714	8,064	2	84	38
Russia	3,740	—	3,740	3,309	—	3,309	-12	—	-12
USA	5,844	2,872	8,716	5,403	3,119	8,522	-8	9	-2
Europe ex CIS	2,362	14,791	17,153	1,898	11,956	13,853	-20	-19	-19
Italy	1,205	—	1,205	886	—	886	-26	—	-26
UK	1,157	—	1,157	1,012	—	1,012	-13	—	-13
France	—	158	158	—	83	83	—	-48	-48
Germany	—	5,867	5,867	—	5,435	5,435	—	-7	-7
Switzerland	—	4,328	4,328	—	2,952	2,952	—	-32	-32
Other Europe	—	4,438	4,438	—	3,486	3,486	—	-21	-21

Total above	86,663	63,261	149,924	86,349	69,776	156,125	0	10	4

Other	15,255	6,014	21,268	14,137	6,226	20,363	-7	4	-4

World total	101,918	69,275	171,192	100,486	76,002	176,488	-1	10	3

*	Provisional.

Source: LBMA, Thomson Reuters GFMS, World Gold Council

Gold Demand Trends  |  Full year 2013

Historical data for gold demand

Table 13: Historical data for gold demand1

	Tonnes						US$bn
	Jewellery	Total bar and coin invest	ETFs and similar	Tech- nology	Central banks	Total	Jewellery	Total bar and coin invest	ETFs and similar	Tech- nology	Central banks	Total
2004	2,616	357	133	418	-479	3,046	34.4	4.7	1.7	5.5	-6.3	40.1
2005	2,720	397	208	438	-663	3,099	38.9	5.7	3.0	6.3	-9.5	44.3
2006	2,300	419	260	468	-365	3,082	44.6	8.1	5.1	9.1	-7.1	59.8
2007	2,423	442	253	476	-484	3,110	54.2	9.9	5.7	10.6	-10.8	69.5
2008	2,304	875	321	461	-235	3,725	64.6	24.5	9.0	12.9	-6.6	104.4
2009	1,816	786	623	410	-34	3,601	56.8	24.6	19.5	12.8	-1.0	112.6
2010	2,020	1,214	382	465	77	4,159	79.5	47.8	15.0	18.3	3.0	163.8
2011	1,975	1,521	185	452	457	4,589	99.8	76.8	9.4	22.8	23.1	231.9
2012	1,896	1,289	279	407	544	4,416	101.7	69.2	15.0	21.9	29.2	236.9
2013[2]	2,209	1,654	-881	405	369	3,756	100.2	75.0	-40.0	18.4	16.7	170.4
Q4’07	578	65	80	111	-97	737	14.6	1.6	2.0	2.8	-2.4	18.6
Q1’08	484	101	73	122	-76	703	14.4	3.0	2.2	3.6	-2.3	20.9
Q2’08	559	149	4	124	-68	770	16.1	4.3	0.1	3.6	-1.9	22.2
Q3’08	694	283	149	119	-76	1,169	19.4	7.9	4.2	3.3	-2.1	32.7
Q4’08	567	346	95	96	-12	1,092	14.5	8.8	2.4	2.5	-0.3	27.9
Q1’09	356	147	465	88	-62	994	10.4	4.3	13.6	2.6	-1.8	29.0
Q2’09	445	210	68	102	9	834	13.2	6.2	2.0	3.0	0.3	24.7
Q3’09	492	210	42	107	10	861	15.2	6.5	1.3	3.3	0.3	26.6
Q4’09	522	211	42	113	10	897	18.5	7.5	1.5	4.0	0.4	31.7
Q1’10	528	254	6	114	58	960	18.8	9.0	0.2	4.1	2.1	34.2
Q2’10	415	305	296	116	14	1,145	16.0	11.7	11.4	4.4	0.5	44.1
Q3’10	514	312	50	120	23	1,019	20.3	12.3	2.0	4.7	0.9	40.2
Q4’10	564	343	30	116	-17	1,035	24.8	15.1	1.3	5.1	-0.8	45.5
Q1’11	555	401	-61	115	137	1,147	24.7	17.9	-2.7	5.1	6.1	51.1
Q2’11	491	339	54	118	66	1,068	23.8	16.4	2.6	5.7	3.2	51.7
Q3’11	457	422	87	115	141	1,223	25.0	23.1	4.8	6.3	7.7	66.9
Q4’11	472	359	104	103	113	1,152	25.6	19.5	5.7	5.6	6.1	62.5
Q1’12	490	353	53	106	118	1,120	26.7	19.2	2.9	5.8	6.4	60.9
Q2’12	421	296	0	103	164	983	21.8	15.3	0.0	5.3	8.5	50.9
Q3’12	462	295	138	102	112	1,109	24.5	15.6	7.3	5.4	6.0	58.9
Q4’12	523	346	88	96	150	1,204	29.0	19.1	4.9	5.3	8.3	66.6
Q1’13	555	441	-177	103	129	1,051	29.1	23.1	-9.3	5.4	6.8	55.1
Q2’13	603	585	-402	103	82	971	27.4	26.6	-18.3	4.7	3.7	44.2
Q3’13	498	301	-122	103	96	876	21.2	12.8	-5.2	4.4	4.1	37.4
Q4’13[2]	554	327	-180	96	61	858	22.7	13.4	-7.4	3.9	2.5	35.2

1	See footnotes to Table 3 for definitions and notes.
2	Provisional.

Source: LBMA, Thomson Reuters GFMS, World Gold Council

22_23

Appendix

Chart 10: Gold demand in tonnes and the gold price (US$/oz)

Source: LBMA, Thomson Reuters GFMS, World Gold Council

Chart 12: Gold demand by category in tonnes and the gold price (US$/oz)

Source: LBMA, Thomson Reuters GFMS, World Gold Council

Chart 11: Gold demand in tonnes and value (US$bn)

Source: LBMA, Thomson Reuters GFMS, World Gold Council

Chart 13: Jewellery demand in tonnes and value (US$bn)

Source: LBMA, Thomson Reuters GFMS, World Gold Council

Gold Demand Trends  |  Full year 2013

Chart 14: Holdings in Exchange Traded Funds (tonnes) and the gold price (US$/oz)

Source: LBMA, Thomson Reuters GFMS, www.exchangetradedgold.com, World Gold Council

Chart 16: Jewellery demand in tonnes (Q4’13 vs Q3’13)

Source: Thomson Reuters GFMS, World Gold Council

Chart 15: Jewellery demand by country in tonnes (Q4’13 vs Q4’12, % change)

Source: Thomson Reuters GFMS, World Gold Council

Chart 17: Jewellery demand by country in US$ (Q4’13 vs Q4’12, % change)

Source: Thomson Reuters GFMS, World Gold Council

24_25

Chart 18: Jewellery demand by country in tonnes (4-quarter rolling total, % change)

Source: Thomson Reuters GFMS, World Gold Council

Chart 20: Total bar and coin demand by category in tonnes

Source: Thomson Reuters GFMS, World Gold Council

Chart 19: Total investment demand in tonnes

Source: Thomson Reuters GFMS, World Gold Council

Chart 21: Total bar and coin demand in tonnes (Q4’13 and Q3’13)

Source: Thomson Reuters GFMS, World Gold Council

Gold Demand Trends  |  Full year 2013

Chart 22: Total bar and coin demand in tonnes (Q4’13 and Q4’12)

Source: Thomson Reuters GFMS, World Gold Council

Chart 24: Q4’13 average gold price (% change)

Source: LBMA, Thomson Reuters Datastream, World Gold Council

Chart 23: European total bar and coin demand in tonnes

Source: Thomson Reuters GFMS, World Gold Council

Chart 25: Central bank contributions to demand in tonnes

Source: Thomson Reuters GFMS, World Gold Council

26_27

Chart 26: Technology demand by category in tonnes

Source: Thomson Reuters GFMS, World Gold Council

Chart 27: Quarterly supply in tonnes

Source: Thomson Reuters GFMS, World Gold Council

Gold Demand Trends  |  Full year 2013

Notes and definitions

All statistics (except where specified) are in weights of fine gold

“–”

Not applicable or Not available

Consumer demand

The sum of jewellery and total bar and coin purchases for a country i.e. the amount of gold acquired directly by individuals.

Dental

The first transformation of raw gold into intermediate or final products destined for dental applications such as dental alloys.

ETFs and similar products

Exchange Traded Funds and similar products including: Gold Bullion Securities (London), Gold Bullion Securities (Australia), SPDR® Gold Shares (formerly streetTRACKS Gold Shares), NewGold Gold Debentures, iShares Comex Gold Trust, ZKB Gold ETF, GOLDIST, ETF Securities Physical Gold, ETF Securities (Tokyo), ETF Securities (NYSE), XETRA-GOLD, Julius Baer Physical Gold, Central Fund of Canada and Central Gold Trust, Swiss Gold, iShares Gold Bullion Fund (formerly Claymore Gold Bullion ETF), Sprott Physical Gold Trust, ETF Securities Glitter, Mitsubishi Physical Gold ETF and iShares Gold CH.

Fabrication

Fabrication is the first transformation of gold bullion into a semi-finished or finished product.

Jewellery

All newly-made carat jewellery and gold watches, whether plain gold or combined with other materials. Excluded are: second-hand jewellery; other metals plated with gold; coins and bars used as jewellery; and purchases funded by the trading-in of existing jewellery.

London PM fix

Unless described otherwise, gold price values are based on the London PM fix.

Mine production

Formal and informal output.

Net producer hedging

This measures the impact in the physical market of mining companies’ gold forward sales, loans and options positions. Hedging accelerates the sale of gold, a transaction which releases gold (from existing stocks) to the market. Over time, hedging activity does not generate a net increase in the supply of gold. De-hedging, the process of closing out hedged positions, has the opposite impact and will reduce the amount of gold available to the market in any given quarter.

Central bank net purchases

Gross purchases less gross sales by central banks and other official institutions. Swaps and the effects of delta hedging are excluded.

OTC investment and stock flows

Partly a statistical residual, this data is largely reflective of demand in the opaque over-the-counter (OTC) market, with an additional contribution occasionally from changes to fabrication inventories.

Physical bar demand

Global investment in physical gold in bar form.

Recycled gold

Gold sourced from old fabricated products which has been recovered and refined back into bars.

Technology

This captures all gold used in the fabrication of electronics, dental, medical, industrial, decorative and other technological applications, with electronics representing the largest component of this category. This includes gold destined for plating jewellery.

Tonne

1,000 kg or 32,151 troy oz of fine gold.

Total bar and coin demand

This comprises individuals’ purchases of coins and bars, defined according to the standard adopted by the European Union for investment gold, but includes demand for coins and bars in both the western and non-western markets. Medallions of at least 99% purity, wires and lumps sold in small quantities are also included. In practice this includes the initial sale of many coins destined ultimately to be considered as numismatic rather than bullion. It excludes second-hand coins and is measured as net purchases.

Total investment

Represents the amalgamation of all components of investment demand, including all demand for physical bars and coins, demand for ETFs and similar products, and OTC investment and stock flows.

Revisions to data

All data may be subject to revision in the light of new information.

Historical data

Data covering a longer time period will be available on Thomson Reuters and Bloomberg after the initial publication of this report; alternatively, contact Thomson Reuters GFMS (GFMS@thomsonreuters.com).

28_29

Sources, copyright and disclaimers

© 2014 World Gold Council. Where expressly identified as such, the gold supply and demand statistics contained in this report were compiled by Thomson Reuters GFMS. Thomson Reuters GFMS retains all rights in such statistics © 2014.

All rights reserved. Save for the following, no organisation or individual is permitted to reproduce, distribute or otherwise use the statistics relating to gold supply and demand in this report without the written agreement of the copyright owners. The use of the statistics in this report is permitted for the purposes of review and commentary (including media commentary), subject to the two pre-conditions that follow. The first pre-condition is that only limited data extracts be used. The second precondition is that all use of these statistics is accompanied by a clear acknowledgement of the World Gold Council and, where appropriate, of Thomson Reuters GFMS, as their source. Brief extracts from the commentary and other World Gold Council material are permitted provided World Gold Council is cited as the source. It is not permitted to reproduce, distribute or otherwise use the whole or a substantial part of this report or the statistics contained within it.

Whilst every effort has been made to ensure the accuracy of the information in this document, neither World Gold Council nor Thomson Reuters GFMS can guarantee such accuracy. Furthermore, the material contained herewith has no regard to the specific investment objectives, financial situation or particular needs of any specific recipient or organisation. It is published solely for informational purposes. It does not purport to make any recommendations and is not to be construed as a solicitation or an offer to buy or sell gold, any gold-related products, commodities, securities or related financial instruments.

No representation or warranty, either express or implied, is provided in relation to the accuracy, completeness or reliability of the information contained herein. The World Gold Council and Thomson Reuters GFMS do not accept responsibility for any losses or damages arising directly, or indirectly, from the use of this document.

This report contains forward-looking statements. The use of the words “believes,” “expects,” “may,” or “suggests,” or words of similar import, identifies a statement as “forward-looking.” The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on the analysis of World Gold Council based on statistics compiled by Thomson Reuters GFMS. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions all of which are difficult or impossible to predict accurately. In addition, the demand for gold and the international gold markets are subject to substantial risks which increase the uncertainty inherent in the forward-looking statements. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the World Gold Council that the forward-looking statements will be achieved. We caution you not to place undue reliance on our forward-looking statements. Except in the normal course of our publication cycle, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, and we assume no responsibility for updating any forward-looking statements.

Gold Demand Trends  |  Full year 2013

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Published: February 2014

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